AEGIS CAPITAL CORP.

810 Seventh Avenue

18th Floor

New York, NY 10019

October 26, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BioRestorative Therapies, Inc. (the “Company”)

Registration Statement, as amended on Form S-1 (File No. 333-204672)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp., as underwriter, hereby joins in the request of the Company for the acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective at 5:00 p.m., eastern daylight savings time, on Tuesday, October 27, 2015, or as soon thereafter as practicable.

We hereby authorize each of Lawrence G. Nusbaum, Esq., Andrew Russell, Esq. and Bryan S. Dixon, Esq. of Gusrae Kaplan Nusbaum PLLC, attorneys for the underwriter, to orally modify or withdraw this request for acceleration.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as underwriter, represents that it has and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page to follow]

Very truly yours,

AEGIS CAPITAL CORP.

By:  /s/ Nils Ericson

Name: Nils Ericson

Title: Chief Compliance Officer

[Signature Page to Acceleration Request]